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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
Notification of Board Meeting

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that a meeting of the Board of Directors of the Company will be held on Wednesday, 10 August 2011 at which announcement of the profits or losses for the three months ended 30 June 2011 will be approved for publication.

Semiconductor Manufacturing International Corporation

Zhang Wenyi

Chairman, Executive Director and Acting Chief Executive Officer

Shanghai, 22 July 2011

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors, Executive Director and Acting Chief Executive Officer of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.